Exhibit 99.1
SAP INTERIM REPORT
January – June 2008

INTRODUCTORY NOTE
We prepared the financial data in the interim report of SAP AG and its subsidiaries (See part A) in accordance with IFRS.
The interim report is both our quarterly financial report pursuant to the Exchange Rules of the Frankfurt Stock Exchange, section 48, and our interim half year report pursuant to the German Securities Trading Act, section 37w.
All of the information in this interim report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.
The U.S. GAAP and non-U.S. GAAP financial data in Part B is unchanged from our press release of July 29, 2008.

4	INTERIM REVIEW OF SAP GROUP OPERATIONS (IFRS)
INTERIM REVIEW OF SAP GROUP OPERATIONS (IFRS)
(UNAUDITED)
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and related projections we make about future conditions and events, including, but not limited to, economic conditions in general and trends in our business; our ability to attract and retain personnel; competition in the software industry; our implementation of business strategy; the development and introduction of new services and products; freedom to use intellectual property; regulatory and political conditions; our adaptation to technological developments; the acceptance by the market of our services and products; terrorist attacks or other acts of violence or war; our integration of newly acquired businesses; our meeting customers’ requirements; and other risks and uncertainties, some of which we describe in the Risk section. The words “anticipate,” “believe,” “continue,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those statements. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), in particular our Annual Report on Form 20-F for fiscal year 2007. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.
NON-U.S. GAAP FINANCIAL MEASURES
We show and explain the reconciliation from IFRS measures to non-U.S. GAAP measures and to U.S. GAAP measures within Part B, ‘Additional Financial Information’.
BUSINESS IN THE FIRST SIX MONTHS 2008
GLOBAL ECONOMY The European Central Bank (ECB) reports that the crisis on the money markets continued to harm the world economy in the first half of 2008. An ailing U.S. economy and turmoil in the money markets in the major industrialized nations had acted as a brake on growth, but this was offset by relatively strong home demand in the emerging economies tending to support global growth. Meanwhile, steep rises in crude oil and other key commodity prices continued to exert fierce international inflationary pressure according to the ECB. The Organisation for Economic Co-operation and Development (OECD) estimates that in the industrialized nations, output for the second quarter was 0.5% growth year over year.
According to the ECB, economic data from the United States indicated that the difficulties in that country were spreading beyond the housing market. While demand at home had actually declined, the major contributor to growth was international trade. Against this backdrop, the OECD estimates that the U.S. economy contracted at a rate of 0.5% year over year in the second quarter of 2008. By comparison, the economies in the euro area still appeared to be relatively robust at the beginning of 2008. The ECB reports that all in all, industrial capacity utilization and employment trends were very encouraging in the first half. However, the OECD believes the region experienced economic growth at an annualized rate of only 0.2% in the second quarter. In the ECB’s assessment, the emerging economies in Asia were still growing in early 2008. It states growth in the Japanese economy was driven by that nation’s strong export performance and consumer spending. The OECD estimates Japan enjoyed gross domestic product (GDP) growth at the rate of 1.1% in the second quarter. The economy of the Latin America region also remained buoyant.
Growth in the volume of world trade slowed, according to the OECD. The volume of goods traded worldwide in the second quarter of 2008 was only 6.1% greater than the corresponding 2007 figure, whereas the 2007 full-year total was 7.1% greater than that for 2006.
IT MARKET The global IT market suffered a distinct loss of momentum in the first six months of 2008. This is the conclusion drawn by leading IT market intelligence firm IDC, reporting that in the first half of 2008, demand for IT grew far less steeply than in the same period in 2007. The IT sector was thus far more in line with the wider economic trend than it had been a year earlier. At the same time it was observed that increasingly, demand for IT in the emerging economies was following the same pattern as in the industrialized nations. Thus, even in the emerging economies the IT market expanded much less in the first half of 2008 than in the corresponding period a year earlier. The change in direction in the United States in the period from January through June was particularly marked because of the significant economic downturn. The market turned gloomy in Europe as well. The same applied in the emerging economies, even if the effect there was less pronounced.
BUSINESS AT SAP IN THE SECOND QUARTER 2008 (IFRS)
Key figures at a glance — SAP Group for the second Quarter 2008 (IFRS)

	Q2	Q2
€ millions, unless otherwise stated	2008	2007	Change	% Change
Software revenue	898	716	182	25
Software and software-related service revenue	2,064	1,707	357	21
Total revenue	2,861	2,424	437	18
Operating profit	549	564	-15	-3
Operating margin in %	19.2%	23.3%	-4.1pp	-18
Profit before income taxes	555	594	-39	-7
Profit after income taxes	382	441	-59	-13
Headcount, in Full-Time Equivalents from continuing operations (June 30)	51,602	41,919	9,683	23
Days sales outstanding (June 30)	68	67	1	1
Revenue Second quarter 2008 IFRS software and software-related service revenues were €2.06 billion (2007: €1.70 billion), representing an increase of 21% compared to the second quarter of 2007. Non-GAAP software and software-related service revenues for the second quarter of 2008, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €52 million, were €2.11 billion (2007: €1.70 billion). This represents an increase of 24% (32% at constant currencies) compared to the second quarter of 2007. If SAP’s reporting currency was the U.S. dollar, non-GAAP software and software-related service revenues for the second quarter would have increased 44% compared to the same period one year ago.
SAP’s non-Business-Objects revenue contributed 16 percentage points to the constant currency growth of our non-GAAP software and software-related service revenue for the second quarter of 2008.
IFRS total revenues for the 2008 second quarter were €2.86 billion (2007: €2.42 billion), which was a year-over-year increase of 18%. Non-GAAP total revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €52 million for the second quarter of 2008, were €2.91 billion (2007: €2.42 billion), which is an increase of 20% (28% at constant currencies) compared to the second quarter of 2007.
Second quarter 2008 IFRS software revenues were €898 million (2007: €716 million), representing an increase of 25% (34% at constant currencies) compared to the second quarter of 2007.
In the second quarter of 2008, we closed major contracts in several key regions including, in Europe, the Middle East, and Asia (EMEA), Carlsberg Breweries A/S, Comet Group Plc, Fiat Services S.p.A., GDF SUEZ, Saudi Electricity Company (SEC); in the Americas region, AmerisourceBergen Corporation, Brown Shoe Company, Freeman, Marisa Lojas Varejistas Ltda, The City of Edmonton; and, in the Asia Pacific Japan region, China Petroleum & Chemical, KPIT Cummins Infosystems Ltd, Neptune Orient Lines Ltd, India Oil and Natural Gas Corporation, Shanxi Electric I/E Power Corp., Sumisho Computer Systems.
In May, we announced that our customer Unilever’s implementation of SAP NetWeaver Master Data Management (SAP NetWeaver MDM) component to support five countries in the Asia/AMET (Africa, Middle-East and Turkey) region. Unilever requires a unified view of master data to remain agile and quickly address changing business needs while maintaining strong local market performance.

6	INTERIM REVIEW OF SAP GROUP OPERATIONS (IFRS)
Further we announced in May that we will support our customer Daimler AG as a global IT solution provider in order to drive Daimler’s comprehensive IT harmonization strategy.
We also announced in May that our customer Bayer MaterialScience selected the latest version of the SAP Customer Relationship Management (SAP CRM) application, SAP CRM 2007, to help enable its global sales force to deliver superior value to its customers.
Market position We reported gains in share for the tenth consecutive quarter. Based on U.S. GAAP second quarter 2008 software and software-related service revenues on a rolling four-quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors, which account for approximately $38.1 billion in software and software-related service revenues as defined by SAP based on industry analyst research, was 33.7% for the four-quarter period ended June 30, 2008. This represents an increase of 1.1 percentage points compared to the four-quarter period ended March 31, 2008 and a 7.7 percentage point increase compared to the four quarter period ended June 30, 2007, of which approximately 4.5 percentage points came from organic growth and 3.2 percentage points from the acquisition of Business Objects.
Income IFRS operating profit for the second quarter was €549 million (2007: €564 million), which was a decrease of 3% compared to the second quarter of 2007. Second quarter non-GAAP operating income, which is based on our U.S. GAAP operating income excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €118 million, was €711 million (2007: €594 million), which was an increase of 20% (30% at constant currencies) compared to the second quarter of 2007.
The IFRS operating margin for the second quarter of 2008 was 19.2% (2007: 23.3%). The second quarter non-GAAP operating margin was 24.4% (2007: 24.5%), or 25.0% at constant currencies. Both the IFRS and the non-GAAP operating margins were impacted by 1) €24 million expensed in the second quarter of 2008 for the settlement of a litigation and, 2) one-time expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €11 million.
IFRS profit after taxes for the second quarter of 2008 was €382 million (2007: €441 million), representing a decrease of 13% compared to the second quarter of 2007. Non-GAAP income from continuing operations, which is based on our U.S. GAAP operating income excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €86 million, was €497 million (2007: €461 million), representing an increase of 8% compared to the second quarter of 2007. Second quarter 2007 IFRS profit after tax and non-GAAP income from continuing operations were positively impacted by an effective tax rate of 25.8%, respectively, partly resulting from non-recurring tax effects.
IFRS earnings per share for the second quarter of 2008 was €0.32 (2007: €0.36), which was a decrease of 11% compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the second quarter of 2008 was €0.42 (2007: €0.38), which was an increase of 11% compared to the same period in 2007.
BUSINESS AT SAP IN THE FIRST HALF YEAR 2008 (IFRS)
Key figures at a glance — SAP Group for the first half year 2008 (IFRS)

	H1	H1
€ millions, unless otherwise stated	2008	2007	Change	% Change
Software revenue	1,520	1,278	242	19
Software and software-related service revenue	3,804	3,226	578	18
Total revenue	5,324	4,590	734	16
Operating profit	908	994	-86	-9
Operating margin in %	17.1%	21.7%	-4.6pp	-22
Profit before income taxes	911	1,057	-146	-14
Profit after income taxes	630	750	-120	-16

Revenues Six months 2008 IFRS software and software-related service revenues were €3.80 billion (2007: €3.23 billion), representing an increase of 18% compared to the first half of 2007. Non-GAAP software and software-related service revenues for the first six months of 2008, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €99 million, were €3.90 billion (2007: €3.22 billion). This represents an increase of 21% (28% at constant currencies) compared to the first half of 2007. If SAP’s reporting currency had been the U.S. dollar, non-GAAP software and software-related service revenues for the first half would have increased 40% compared to the same period one year ago.
SAP’s non-Business-Objects revenue contributed 14 percentage points to the constant currency growth of our non-GAAP software and software-related service revenue for the first half of 2008.
IFRS total revenues for the 2008 first half were €5.32 billion (2007: €4.59 billion), which was a year-over-year increase of 16%. Non-GAAP total revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €99 million for the first six months of 2008, were €5.42 billion (2007: €4.58 billion), which is an increase of 18% (25% at constant currencies) compared to the first half of 2007.
First half 2008 IFRS software revenues were €1.52 billion (2007: €1.28 billion), representing an increase of 19% (27% at constant currencies) compared to the first six months of 2007.
Income IFRS operating profit for the 2008 six-month period was €908 million (2007: €994 million), which was a decrease of 9% compared to the same period for 2007. First-half non-GAAP operating income, which is based on our U.S. GAAP operating income excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €248 million, was €1.20 billion (2007: €1.04 billion), which was an increase of 15% (26% at constant currencies) compared to the first half of 2007.
The IFRS operating margin for the 2008 six-month period was 17.1% (2007: 21.7%). The first-half non-GAAP operating margin was 22.2% (2007: 22.7%), or 22.8% at constant currencies. Both the IFRS and the non-GAAP operating margins were impacted by 1) €24 million expensed in the second quarter of 2008 for the settlement of a litigation and, 2) one-time expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €18 million.
IFRS profit after tax for the first half of 2008 was €630 million (2007: €750 million), representing a decrease of 16% compared to the same period for 2007. Non-GAAP income from continuing operations, which is based on our U.S. GAAP operating income excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €184 million, was €842 million (2007: €780 million), representing an increase of 8% compared to the first half of 2007. Six-month 2007 IFRS profit after tax and non-GAAP income from continuing operations were positively influenced by a 2007 second quarter effective tax rate of 25.8%, partly resulting from non-recurring tax effects.
IFRS earnings per share for the first half of 2008 was €0.53 (2007: €0.62), which was a decrease of 15% compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the 2008 six-month period was €0.71 (2007: €0.64), which was an increase of 11% compared to the same period in 2007.

8	INTERIM REVIEW OF SAP GROUP OPERATIONS (IFRS)
FINANCIAL POSITION
Operating cash flow for the first six months of 2008 was €1,359 million (2007: €1,016 million).
At June, 2008, our Group liquidity, comprising cash and cash equivalents, restricted cash and short-term investments and certain investments that U.S. GAAP defines as short-term but IFRS defines as long-term, totaled €1,513 million (December 31, 2007: €2,756 million). This decrease in comparison to December, 31 2007 was primarily due to the dividend payment and the large outflow required for acquisitions and the continued repurchase of shares.
The total assets of €13,344 million at June 30, 2008 increased from to €10,161 million at December 31, 2007 by 31% mainly due to the acquisition of Business Objects.
RESEARCH AND DEVELOPMENT, PRODUCTS
Our success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of our solution offerings was again our focus in the first six months of 2008.
R&D expenses increased 19% to €826 million in the first six months of 2008 (Q2 2008: €421 million) compared to €694 million of the first six months of 2007 (Q2 2007: €354 million), driven maily by the acqusition of Business Objects. Underscoring our commitment to development, the amount we spent on R&D as a percentage of total revenue was 16% for the first three months of 2008 (2007: 15%). Measured in full-time equivalents (FTEs) and according to our U.S. GAAP financial data from continuing operations, the number of employees working in development teams rose in the first three months of 2008 to 15,148 (June 30, 2007: 12,330; December 31, 2007: 12,951).
Our research, development, and product efforts were rewarded with the following achievements:
In January 2008, we announced that by uniting two of the technology industry’s biggest brands, SAP and Business Objects now intend to embark on a road map to transform our wide lead in the market of software for business users into leadership in the emerging market for business performance optimization.
Also in January 2008, SAP and Business Objects unveiled our first joint offerings. Nine combined product packages were chosen to address the most common challenges facing business users from the C-suite to main street, which include: gaining better business insight, improving company performance and ensuring compliance with corporate governance policies.
SAP and IBM announced in January 2008, at the annual Lotusphere conference, plans to deliver our first joint software product codenamed “Atlantic” which will integrate IBM Lotus Notes software with SAP Business Suite. The combined efforts to create “Atlantic” will result in a new style of applications that present information and data in a context familiar to users of the Lotus Notes desktop. This will make it easier for users to do their jobs and greatly enhance the return on investment that companies have made in their SAP applications.
At the end of January 2008, we announced the launch of an Industry Value Network for public security. The Industry Value Network for public security will join 15 existing industry-focused networks hosted by SAP and brings together customers, partners and SAP to develop solutions that solve the unique challenges of the public security industry. The solutions are based on an enterprise service-oriented architecture and open standards to fuel a new dimension of industry interoperability and collaboration.
In February 2008, we announced the industry’s first Intelligence Platform. A single, enterprise-scale platform, BusinessObjects XI 3.0 breaks the barriers of traditional business intelligence (BI), helping to ensure that all people connected with an organization can have access to the information they need to make a difference.
Also in February 2008, we announced a new fast-start program for our proven SAP Business-All-in-One solutions. The program targets midsize companies in the manufacturing, services and trade industries and provides them with the pre-configured industry-specific processes needed to streamline and gain visibility into their core business operations.
Building upon our announced fast-start program for SAP Business All-in-One solutions, we revealed plans for an expansion of our partnership with Intel. SAP and our long-term technology partner Intel intend to introduce a ground-breaking offering that will be offered on an Intel-based system via original equipment manufacturer (OEM) and hardware system providers based on SUSE Linux

Enterprise from Novell and the database SAP MaxDB.
At the end of February 2008, we announced the third enhancement package for our market-leading enterprise resource planning (ERP) application, SAP ERP. Enhancement packages enable customers to access new software features via a simple download to switch on as needed, responding directly to customer requests for access to new innovation without touching mission-critical core systems.
Further enabling customers to realize the benefits of enterprise service-oriented architecture, SAP and IDS Scheer announced an expansion of our strategic partnership that will enable customers, for the first time, to take a model and process-centric approach to the implementation of service-enabled business applications from SAP.
In March 2008, we announced an extension of our relationship with Novell to enable customers of all sizes to run, manage and secure mission-critical operations on Linux. In a move that will help meet the growing demand for SUSE Linux Enterprise and provide support for the open source community, Novell and SAP are planning to offer enhanced options for customers who choose to run open source.
In May we announced new CRM functionality in the SAP Business All-in-One solution. CRM functionality in SAP Business All-in-One will considerably enhance SAP’s midsize customers’ ability to pursue new customer strategies and manage entire end-to-end business processes with preconfigured best practices.
SAP’s international customer conference, SAPPHIRE 2008, held in Orlando, Florida, May 4 — 7 and Berlin, Germany, May 19 — 21, focused on “Business Beyond Boundaries.” During SAPPHIRE 2008, customers from throughout the world showed how they utilize and benefit from SAP solutions to build “business beyond boundaries.”
In May SAP and Satyam Computer Services Ltd. announced a new partnership to help businesses accelerate co-innovation and improve their return on investment. Under a new agreement, Satyam has become an SAP global services partner to help companies worldwide to reliably and rapidly implement SAP solutions and transform business processes.
We also announced that SAP would further extend its partnership with IBM for SAP Business All-in-One solutions.
We announced in May that Infosys had signed up to the SAP Global Service Partner Program. This announcement marked an important milestone in the relationship between the two organizations which have been working together for more than five years to help companies realize information technology (IT) and business results from their investments in SAP applications.
SAP and Research In Motion (RIM) announced a co-innovation partnership to usher in a new era in enterprise mobility. Both companies have joined forces to change the way people work by enabling anytime, anywhere mobile access to SAP enterprise applications through the widely adopted BlackBerry® platform.

10	INTERIM REVIEW OF SAP GROUP OPERATIONS (IFRS)
EMPLOYEES
Reflecting the development of our business, we hired additional highly qualified professionals in the second quarter of 2008, thus creating a foundation for future success and continued growth. At the end of the second quarter of 2008 we had 51,602 employees worldwide (Q2 2007: 41,919). (We measure headcount in full-time equivalents (FTEs).) Of those 51,602 employees, 15,303 were based in Germany (Q2 2007: 14,395). Of the overall headcount increase, 6,224 resulted from the acquisition of Business Objects in January 2008.
For the fourth year in a row, the Great Place to Work institute named us Germany’s best employer in the category for companies with more than 5,000 employees. The Great Place to Work institute also ranked SAP among the top 20 employers in Japan for the second time. These awards are recognition of SAP’s commitment to providing global career opportunities and a positive working environment for its employees.
Further evidence that SAP continues to be one of the best employers came from FORTUNE magazine in March 2008: The business magazine again ranked us among America’s Most Admired Companies this year. SAP attained fifth place in the computer software category.
We also continued to be globally recognized as an Employer of Choice in the second quarter of 2008. SAP received four additional recognitions as an Employer of Choice, being named among the best companies to work for in China, India, and Mexico, and being among the best workplaces in Europe.
COMPANY ORGANIZATION
The Supervisory Board appointed John Schwarz the seventh member of our Executive Board with effect from March 1, 2008. John Schwarz is the managing director of Business Objects, which is now an independent business unit within the SAP Group.
The SAP Deputy CEO Léo Apotheker was appointed as the company’s co-CEO alongside SAP CEO Henning Kagermann on April 2, 2008. This is in preparation for another smooth management transition at the top of the company. Now, Henning Kagermann and Léo Apotheker jointly guide the future of the world’s leading provider of business software.
ACQUISITIONS
In January 2008, we took over Business Objects, and squeezed out the residual minority shareholders in February. Business Objects is a provider of solutions in the field of business intelligence. The acquisition cost net of cash amounted to € 4.2 billion. The combination of Business Objects solutions with our technologies puts us in a position to offer a unique portfolio of products that give business users – process owners and decision makers in business – a full view of the intelligence they need for effective decision processes. For more information about the acquisition of Business Objects, see note (4) in the Notes to the Interim Financial Statements.
In June we announced our intention to acquire Visiprise, Inc. With the addition of Visiprise, SAP will deliver on its “Perfect Plant” strategy to bring together core SAP solutions with the software, hardware and services offerings of ecosystem partners to drive innovation for discrete manufacturers.
In June 2008 we acquired the Israel sales and distribution division of Ness Technologies, a publicly held provider of IT services and solutions.
SAP SHARE AND MARKET CAPITALIZATION
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one common share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies. Information on the SAP common shares is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, and on Quotron under “SAGR.EU”.
The SAP share closed on June 30, 2008, at €33.26 (XETRA). Thus, our market capitalization reached approximately €41.5 billion at the end of the first six months of 2008, based on 1,247 million shares outstanding. Since the beginning of the year, SAP’s stock price decreased 6.4% in value. The German DAX fell 20.4% during the first six months, the Dow Jones EURO STOXX 50 retreated 23.8%, and Standard & Poor’s North Software-Software Index (formerly GSTI-Index Software) decreased 8.3% in value over the same period.
Additional information is available on SAP’s Webpage: www.sap.com.

In the second quarter of 2008 we bought back 3.8 million shares at an average price of €32.58 (€124.2 million). Of the total shares purchased in the second quarter, 265,971 shares were subsequently acquired from SAP by employees who exercised stock options under SAP’s share-based compensation programs. The number of shares bought back in the second quarter of 2008 represented 0.31% of the total shares outstanding. At June 30, 2008, SAP held treasury stock in the amount of 57.9 million shares (approximately 4.6% of total shares outstanding) at an average price of €35.31. For fiscal year 2008, we expect to invest a total of approximately €500 million in buying back shares.
For the 2007 fiscal year, SAP shareholders received a dividend of €0.50 per share (2006: €0.46). This is a 9% increase over the previous year’s dividend. With a dividend payout ratio of 31% (previous year: 30%), a total of €594 million was paid out to shareholders (previous year: €556 million).
EVENTS AFTER THE END OF THE QUARTER
Effective July 1, 2008, new appointments to the Executive Board extended the company’s top management to a team of ten. Erwin Gunst, Bill McDermott and Jim Hagemann Snabe bring their extensive software industry and customer-focused experience to the Executive Board. Joining the Executive Board in the newly created position of chief operating officer (COO), Erwin Gunst aims to further improve the company’s operations and process efficiency. He is a 20-year SAP veteran and he used to serve as president of the company’s Europe, Middle East and Africa (EMEA) region before. Bill McDermott joined SAP in 2002 to manage the Americas region. He successfully led the company’s market growth in North America and Latin America over the past six years. His purview had recently been extended to oversee operations also in the Asia Pacific Japan region. McDermott now has responsibility for all sales regions worldwide. Jim Hagemann Snabe takes full development responsibility for SAP Business Suite and the SAP NetWeaver technology platform. He has been with the company for more than fifteen years, holding various management positions in sales and development, including managing director of the SAP Nordic region and general manager for industry solutions development globally.
The responsibilities of all other current Executive Board members and corporate officers remained unchanged.
RISK FACTORS
SAP has a comprehensive risk management system that enables us to recognize and analyze risks early and to take the appropriate action.
The factors that could affect our future financial results are discussed in the Review of SAP Group Operations for 2007 and our Annual Report on Form 20-F for 2007. SAP’s risk situation has not changed materially from the situation as it was reported in those documents.
For changes in our legal liability risks since our last annual report, see notes 10 and 11 in the notes to the Interim Financial Statements.
In April 2008, we announced that we were modifying the rollout strategy for the SAP Business ByDesign solution to ensure a more focused and controlled ramp-up process. In the light of this modification, we have reexamined the risk situation pertaining to SAP Business ByDesign, which is for midsize companies, and in particular we have analyzed the effects of a longer rollout and altered ramp-up program on our market risks, business strategy risks, and product risks. We cannot exclude the possibility that SAP Business ByDesign will fail to satisfy our high quality standards and achieve our goals for new customer numbers and revenue as planned. We are addressing these risks by implementing strict and methodical quality assurance measures. Overall, in our assessment, the risk of delays in the further development of SAP Business ByDesign, the risk of failing to achieve our goals for new customer numbers and revenue, and the concomitant risk of a significant adverse effect on the planned development of our business, are low.
BUSINESS OUTLOOK
GLOBAL ECONOMY Thanks chiefly to the vigor of the emerging economies, the ECB expects global output to continue expanding in 2008 — although less rapidly than in the previous year. It states such expansion would have a beneficial effect on demand for euro area exports. The economic fundamentals would therefore remain sound, with investment growth continuing to spur the economy. However, these expectations are shrouded in uncertainty, because turbulence on the money markets could have a bigger impact on the “real” economy than is currently assumed. Unforeseen increases in the prices of fuel and food could also hold back the economy. The ECB therefore assumes the U.S. economy will remain subdued throughout 2008, with prospects for growth

12	INTERIM REVIEW OF SAP GROUP OPERATIONS (IFRS)
diminished by continuing adverse trends in the housing sector and tighter lending standards. The ECB expects industrial activity to falter in Japan in the forthcoming quarters, which, in the context of slower world trade growth, could lead to a slacker economy in that country.
According to the OECD’s forecast, in that environment the output of the industrialized nations will grow 1.8% in 2008 and 1.7% in 2009. The OECD sees major risks for the U.S. economy if the distortions in the housing market drag on and inflation remains high. For the economy of the euro area, it says the chief sources of insecurity are tougher finance terms for companies, declining real income, and less receptive export markets. In Japan, until now less affected by turmoil on the financial markets, the OECD sees similar issues as in Europe — plus companies’ greater reluctance to invest. It forecasts that the volume of world trade will climb 6.3% in 2008 and 6.6% in 2009.
Economic Development — GDP growth, compared with the previous year

%	2007e	2008f	2009f
World (industrialized nations)	2.7	1.8	1.7
United States	2.2	1.2	1.1
Euro area	2.6	1.7	1.4
Germany 1)	2.5	1.4	1.0
Asia (emerging markets) 1)	9.7	8.2	8.4
Japan 1)	2.1	1.4	1.5

Source: OECD, June 2008

1)	Source: International Monetary Fund, April 2008 (e = estimate, f = forecast)
IT MARKET Two U.S. IT market intelligence firms, IDC and Gartner, foresee less growth in the IT market in 2008 and 2009 than in recent years. (For more information, see the table.) According to IDC, demand for IT is set to grow just less than 6% in both 2008 and 2009, whereas it grew more than 7% in 2007. Gartner, on the other hand, expects growth in 2009 to be considerably slower than in 2008. Both firms envisage that growth trends on the IT market will tend to converge more with those of the global economy.
In response to the economic bottleneck in the United States, the rate of North and Central American IT market expansion is expected to decline to about 5% in 2008 and 2009. Declining confidence in the direction of overall economic trends is dulling companies’ desire for packaged software and applications. Companies oriented toward the domestic customer would wait until uncertainty about the risk of a recession clears, before priming their IT budgets again. Tax incentives would not have a prolonged effect. In South America (except in the oil-exporting countries), growth in demand for IT would track the leveling of total output growth, and would therefore be slack in comparison to 2007.
IDC sees similar developments occurring in Europe, although different countries would experience different degrees of demand stagnation. The negative impact would be less pronounced in Germany, for example, where strong export performance continues to keep the home IT market afloat. It expects the effect would be stronger in Spain, where the economy had been buoyed by the currently sagging real estate market. Eastern Europe still had (in parts considerable) ground to make up in IT terms, and the market would continue to grow strongly, IDC expects. In the Middle East and North Africa, profit from the high commodity and fuel prices should help grow demand for IT.

According to IDC and Gartner the overcast economic prospects and burgeoning fuel costs were also impacting IT markets in the Asia Pacific region. IDC projects substantially flattened demand growth there in 2008. In Gartner’s view, the region will not see demand growth dip till 2009. While IDC expects some recovery in the Japan market in 2008 and 2009 following the 2007 downturn, it believes slower economic growth in China could considerably affect demand for IT in the entire region. Only in India does IDC expect the upward trend to continue substantially undisturbed.
IT Market development — growth compared with the previous year

%	2007e	2008f	2009f
World
Total IT Market	7.1	5.7	5.8
Hardware	6.8	5.0	5.2
Packaged Software	8.9	7.6	7.4
Application Software	7.4	6.2	6.2
Services	6.5	5.5	5.5
Americas
Total IT Market	6.9	5.2	5.1
Packaged Software	9.3	6.9	6.7
Application Software	7.9	5.8	5.6
Services	5.6	5.1	4.9
EMEA (Europe, Middle East, and Africa)
Total IT Market	7.2	6.4	6.1
Packaged Software	9.7	8.6	8.6
Application Software	7.0	6.9	7.0
Services	7.5	5.4	5.6
Asia Pacific
Total IT Market	7.4	5.4	6.3
Packaged Software	5.5	7.1	7.2
Application Software	8.8	7.7	8.3
Services	6.7	6.7	6.9

Source: IDC, February and April 2008, SAP estimates (e = estimate, f = forecast)
SAP BUSINESS BYDESIGN In April 2008 we announced the following modification of the rollout strategy for SAP Business ByDesign: A principal component of the SME strategy is our breakthrough innovative new solution, SAP Business ByDesign. Since last September’s announcement of SAP Business ByDesign, we have been working closely with early customers and partners to validate and fine-tune the solution. As a result of this process and as already communicated on April 30, 2008, we have elected to modify the rollout strategy for SAP Business ByDesign to ensure a more focused and controlled ramp-up process. The new rollout strategy includes the following:
▪	For 2008, go-to-market efforts for SAP Business ByDesign will focus on six countries, where all the current productive early customers are based and which represent a large amount of the worldwide volume market opportunity. Additional country rollouts will be executed in 2009.
▪	It is expected to take around 12 months to 18 months longer than the original 2010 target to reach the SAP Business ByDesign $1 billion revenue and 10,000 customer potential.
▪	Also, we will engage with significantly less than 1,000 customers in 2008.
▪	However, we will use SAP Business ByDesign innovations and technologies for the existing solutions and this will contribute significantly to our overall revenues in 2010.
In light of our modified rollout strategy, we will reduce our accelerated investments around SAP Business ByDesign in 2008 by approximately €100 million, which we expect to result in additional operating margin expansion — now 28,5% — 29,0% — in 2008 as noted in the Business at SAP section of this interim report. Furthermore, beginning in 2009 there will be no further accelerated investments. The expected expenses related to SAP Business ByDesign will be funded out of our normal operational business.
We maintain our full confidence in the product, the market opportunity and the associated business model of SAP Business ByDesign, as we continue to move toward volume readiness in 2008.
BUSINESS AT SAP We are providing the following outlook for the full-year 2008, which has changed from the previous outlook provided on April 30, 2008. SAP has refined the outlook for non-GAAP software and software-related service revenues at constant

14	INTERIM REVIEW OF SAP GROUP OPERATIONS (IFRS)
currencies and non-GAAP operating margin at constant currencies.
▪	We reaffirmed that we expect full-year 2008 non-GAAP software and software-related service revenue, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of approximately €180 million, to increase in a range of 24% - 27% at constant currencies (2007: €7.428 billion), but we now expect to reach the upper end of the range. We also reaffirmed that SAP’s business, excluding the contribution from Business Objects, is expected to contribute 12 — 14 percentage points to this growth, but we now expect the contribution to reach the upper end of the range.
▪	We reaffirmed that we expect the full-year 2008 non-GAAP operating margin at constant currencies, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 28.5% - 29.0% (2007 non-GAAP operating margin: 27.3%), but we now expect to reach the upper end of the range.
▪	We continue to project an effective tax rate of 31.0% to 31.5% (based on U.S. GAAP income from continuing operations) for 2008.
▪	We now plan to increase our headcount by about 3,500 FTEs in 2008, and we expect 10% of the new jobs to be in Germany. Those numbers do not include the hirings resulting from acquisitions.
▪	We intend to continue our proven strategy of returning excess liquidity to our shareholders in 2008. For fiscal year 2008, we expect to invest a total of approximately €500 million in buying back shares.
Excepting acquisitions, our planned capital expenditures for 2008 will be covered in full by operating cash flow and will chiefly be for completing new office buildings at various locations. We intend to further strengthen our healthy financial situation.
Among the assumptions underlying this outlook are an economic environment as described in this review and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)      15
CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
(UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME,
SECOND QUARTER ENDED JUNE 30

€ millions, unless otherwise stated	Notes	2008	2007
Software revenue		898	716
Support revenue		1,101	947
Subscription and other software-related service revenue		65	44
Software and software-related service revenue		2,064	1,707
Consulting revenue		627	555
Training revenue		115	105
Other service revenue		26	28
Professional services and other service revenue		768	688
Other revenue		29	29
Total revenue		2,861	2,424

Cost of software and software-related services		-455	-323
Cost of professional services and other services		-582	-524
Research and development		-421	-354
Sales and marketing		-682	-538
General and administration		-169	-125
Other income/expense, net		-3	4
Total operating expenses		-2,312	-1,860

Operating profit		549	564
Other non-operating income/expense, net		19	-4
Interest income		19	38
Interest expense		-32	-1
Other financial income		0	-3
Share of loss of associates accounted for using the equity method		0	0
Financial income, net		-13	34
Profit before income taxes		555	594
Income taxes	(5)	-173	-153
Profit after income taxes		382	441
-Profit attributable to minority interest		0	-2
-Profit attributable to equity holders of the parent		382	439

Earnings per share — basic in €	(6)	0.32	0.36
Earnings per share — diluted in €	(6)	0.32	0.36

16	CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
CONSOLIDATED STATEMENTS OF INCOME,
SIX MONTHS ENDED JUNE 30

€ millions, unless otherwise stated	Notes	2008	2007
Software revenue		1,520	1,278
Support revenue		2,164	1,865
Subscription and other software-related service revenue		120	83
Software and software-related service revenue		3,804	3,226
Consulting revenue		1,215	1,074
Training revenue		218	198
Other service revenue		51	56
Professional services and other service revenue		1,484	1,328
Other revenue		36	36
Total revenue		5,324	4,590

Cost of software and software-related services		-831	-616
Cost of professional services and other services		-1,150	-1,029
Research and development		-826	-694
Sales and marketing		-1,280	-1,020
General and administration		-321	-243
Other income/expense, net		-8	6
Total operating expenses		-4,416	-3,596

Operating profit		908	994
Other non-operating income/expense, net		18	-7
Interest income		42	77
Interest expense		-63	-4
Other financial income		7	-2
Share of loss of associates accounted for using the equity method		-1	-1
Financial income, net		-15	70
Profit before income taxes		911	1,057
Income taxes	(5)	-281	-307
Profit after income taxes		630	750
-Profit attributable to minority interest		0	-2
-Profit attributable to equity holders of the parent		630	748

Earnings per share — basic in €	(6)	0.53	0.62
Earnings per share — diluted in €	(6)	0.53	0.62

CONSOLIDATED BALANCE SHEETS SAP GROUP
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

€ millions	Notes	6/30/2008	12/31/2007
ASSETS
Cash and cash equivalents		1,411	1,608
Restricted cash		3	550
Short-term investments		99	498
Other financial assets		206	182
Financial assets		305	680
Accounts receivable, net		2,875	2,895
Other assets		95	75
Income tax receivables		212	283
Prepaid expenses/deferred charges		144	78
Assets classified as held for disposal		15	15
Current assets		5,060	6,184
Goodwill		4,882	1,426
Intangible assets, net		1,213	405
Property, plant, and equipment, net		1,354	1,316
At-Equity investments		18	19
Other investments		83	170
Other financial assets		287	236
Financial assets		388	425
Accounts receivable, net		2	3
Other assets		49	49
Income tax receivables		37	35
Deferred income taxes		323	284
Prepaid expenses/deferred charges		36	34
Noncurrent assets		8,284	3,977

TOTAL ASSETS		13,344	10,161

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Accounts payable		654	715
Income tax payable		377	341
Financial liabilities		131	82
Other liabilities		1,156	1,378
Financial and Other liabilities		1,287	1,460
Provisions	(7)	250	182
Deferred income		1,396	477
Liabilities associated with assets classified as held for disposal		11	9
Current liabilities		3,975	3,184
Accounts payable		5	10
Income tax obligations		98	90
Financial liabilities		2,606	6
Other liabilities		85	73
Financial and Other liabilities		2,691	79
Provisions	(7)	161	155
Deferred tax liabilities		226	123
Deferred income		37	42
Noncurrent liabilities		3,218	499
Total liabilities		7,193	3,683
Common stock, no par value		1,247	1,246
Treasury stock		-2,044	-1,734
Additional paid-in capital		342	347
Retained earnings		6,960	6,925
Accumulated other comprehensive loss		-356	-307
Minority interests		2	1
Shareholders’ equity	(8)	6,151	6,478

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY		13,344	10,161

18	CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
SIX MONTHS ENDED JUNE 30

€ millions	2008	2007
Profit after taxes	630	750
Currency translation adjustments	-76	-42
Unrealized holding losses on marketable securities	16	-3
Reclassification adjustments on marketable securities for gains/losses included in profit after taxes	1	-2
Net unrealized losses on marketable securities	17	-5
Unrecognized pension cost increase/reduction	1	0
Unrealized foreign currency cash flow hedge gains	74	10
Reclassification of foreign currency cash flow hedge adjustments for losses included in profit after taxes	-32	-12
Net unrealized foreign currency cash flow hedge gains	42	-2
Unrealized gains on STAR hedges	20	18
Reclassification adjustments on STAR hedges for losses included in profit after taxes	-12	-29
Net unrealized losses on STAR hedge	8	-11
Currency effects from intercompany long-term investment transactions	-18	18
Tax on income and expense recognised directly in equity	-23	6
Expenses recognised directly in equity	-49	-36
Total recognized income for the period	581	714
- attributable to minority interests	0	2
- attributable to equity holders of the parent	581	712

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME,
SIX MONTHS ENDED JUNE 30

						Equity
				Accumulated		attributable
		Additional		other		to equity
	Common	paid-in	Retained	comprehensive	Treasury	holders of	Minority
€ millions	capital	capital	earnings	income/ loss	stock	the parent	interests	Total
January 1, 2007	1,268	332	6,368	-112	-1,742	6,114	9	6,123
Profit after income taxes			746			746	2	748
Expense recognized directly in equity				-42		-42		-42
Income tax on income and expense recognised directly in equity				6		6		6
Share-based compensation		19				19		19
Dividends			-556			-556		-556
Treasury stock transactions		-22			-454	-476		-476
Convertible bonds and stock options exercised		12				12		12
Other			1			1		1
Other changes minority interests			2			2	-10	-8
June 30, 2007	1,268	341	6,561	-148	-2,196	5,826	1	5,827

January 1, 2008	1,246	347	6,925	-307	-1,734	6,477	1	6,478
Profit after income taxes			629			629		629
Expense recognized directly in equity				-26		-28		-28
Income tax on income and expense recognised directly in equity				-23		-21		-21
Share-based compensation		-6				-6		-6
Dividends			-594			-594		-594
Treasury stock transactions		-6			-310	-316		-316
Convertible bonds and stock options exercised	1	7				8		8
Other
Other changes minority interests							1	1
June 30, 2008	1,247	342	6,960	-356	-2,044	6,149	2	6,151

20	CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
CONSOLIDATED STATEMENTS OF CASH FLOWS,
SIX MONTHS ENDED JUNE 30

€ millions	2008	2007
Profit after taxes	630	750
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	265	120
Losses from at-equity investments	1	1
Gains/losses on disposal of intangible assets and property, plant, and equipment	1	0
Gains on disposal of investments	-9	-2
Write-ups/downs of financial assets	0	0
Allowances for doubtful accounts	35	0
Impacts of hedging for cash-settled share-based payment plans	12	20
Stock-based compensation including income tax benefits	14	10
Excess tax benefit from share-based compensation	-8	0
Deferred income taxes	-54	-4
Change in accounts receivable	225	152
Change in other assets	-28	-273
Change in accrued and other liabilities	-632	-514
Change in deferred income	907	756
Net cash provided by operating activities	1,359	1,016
Acquisition of minority interests in subsidiaries	0	-48
Business combinations, net of cash and cash equivalents acquired	-3,685	-345
Repayment of acquirees’ debt in business combinations	-450	0
Purchase of intangible assets and property, plant, and equipment	-172	-198
Proceeds from disposal of intangible assets and property, plant, and equipment	20	12
Cash transferred to restricted cash	-451	0
Reduction of restricted cash	1,000	0
Purchase of investments	-14	-512
Sales of investments	504	538
Purchase of other financial assets	-7	-7
Sales of other financial assets	7	7
Net cash used in investing activities	-3,248	-553
Dividends paid	-594	-556
Purchase of treasury stock	-383	-505
Proceeds from reissuance of treasury stock	45	42
Proceeds from issuance of common stock (share-based compensation)	8	13
Excess tax benefit from share-based compensation	8	0
Repayment of bonds	0	0
Proceeds from short-term and long-term debt	3,859	18
Repayments of short-term and long-term debt	-1,260	-13
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	66	74
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-55	0
Net cash used in financing activities	1,694	-927
Effect of foreign exchange rates on cash and cash equivalents	-2	-5
Net change in cash and cash equivalents	-197	-469
Cash and cash equivalents at the beginning of the period	1,608	2,399
Cash and cash equivalents at the end of the period	1,411	1,930

NOTES TO THE INTERIM FINANCIAL STATEMENTS (IFRS)
A. BASIS OF PRESENTATION
(1) General
The condensed consolidated interim financial statements of SAP AG, together with its subsidiaries (collectively, “we”, “SAP”, the “Group”, or the “Company”), have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) if endorsed by the European Union (EU). The designation “IFRS” includes all valid International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and the related interpretations. The interim consolidated financial statements for the period ended June 30, 2008 are in compliance with International Accounting Standard (IAS) 34. The quarterly financial statements include condensed balance sheets.
Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.
Amounts reported in previous years have been reclassified as appropriate to conform to the 2008 presentation.
These unaudited condensed consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2007, which are included in SAP’s IFRS Financial Reports 2007.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2007	23	116	139
Additions	4	63	67
Disposals	0	-1	-1
March 31, 2008	27	178	205
Additions	0	0	0
Disposals	-3	-6	-9
June 30, 2008	24	172	196
As of June 30, 2008, four companies, in which SAP has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.
The impact of changes in the scope of companies included in the consolidated financial statements has a significant impact on the comparability of the consolidated financial statements presented due to the acquisition of Business Objects in January 2008 (please refer to note 4 for further information).
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied in the consolidated financial statements as of December 31, 2007, with the exceptions described below. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, refer to our IFRS Financial Reports 2007.
Newly Adopted Accounting Standards In November 2006, the IFRIC issued IFRIC Interpretation 11 IFRS 2 Group and Treasury Share Transactions. The interpretation addresses how to apply IFRS 2 Share-based Payment, to accounting for share-based payment arrangements involving an entity’s own equity instruments. It also provides guidance on whether share-based payment arrangements in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent should be accounted for as cash-settled or equity-settled in the entity’s financial statements. IFRIC 11 will be effective for fiscal years beginning on or after March 1, 2007 and was endorsed by the European Union in June 2007. The adoption of IFRIC 11 did not significantly impact our Consolidated Financial Statements.
In November 2006, the IFRIC issued IFRIC Interpretation 12 Service Concession Rights, which provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. Service concession arrangements are arrangements whereby a government or other body

22	CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
grants contracts for the supply of public services such as roads, energy distribution, and transportation to private operators. IFRIC will be effective for fiscal years beginning on or after January 1, 2008. The European Union has not yet endorsed IFRIC 12. Based on our analysis, we do not expect IFRIC 12 to be applicable to any of our transactions.
In July 2007 the IFRIC issued IFRIC Interpretation 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, IFRIC 14 addresses three issues: (1) when refunds or reductions in future contributions should be regarded as ‘available’; (2) how a minimum funding requirement might affect the availability of reductions in future contributions; and (3) when a minimum funding requirement might give rise to a liability. IFRIC 14 will be effective for fiscal years beginning on or after January 1, 2008, with early adoption permitted. The European Union has not yet endorsed IFRIC 14. We are currently in the process of determining the impact the adoption of IFRIC 14 will have on our Consolidated Financial Statements.
New Accounting Standards Not Yet Adopted In May of 2008 the IASB issued its most recent standard, which was called, Improvements to International Financial Reporting Standards 2008. This is the first standard published under the IASB’s annual improvement process which is intended to deal with non-urgent, minor amendments to Standards. The amendments resulting from this Standard mainly have effective dates for annual periods beginning on or after January 1, 2009. We are currently in the process of determining the impact these amendments will have on our Consolidated Financial Statements.
(4) Acquisitions
We acquired almost all of the outstanding shares of Business Objects S.A, Levallois-Perret, France except for some shares (0.02% of share capital) of employees that are restricted under local law during the first two months of 2008.
Business Objects is a provider of business intelligence solutions. Through a combination of technology, consulting, education services, and its partner network, Business Objects provides information and business decision making resources to small and large companies. Business Objects has dual headquarters in San Jose, California and Paris, France. Before the acquisition its stock was traded on both the NASDAQ and Euronext Paris stock exchanges. Our acquisition took the form of a tender offer under French and U.S. law for all Business Objects’ common stock, all American depositary shares representing Business Objects common stock, and all convertible bonds and warrants issued by Business Objects.
Under the terms and conditions of the tender offer agreement, we made a cash offer of €42.00 per common stock and the U.S. dollar equivalent of €42.00 per American depositary receipts share determined using the euro to U.S. dollar exchange rate on settlement of the tender offers and of €50.65 per convertible bond, and a range of €12.01 to €24.96 per warrant, depending on the warrant grant date. After reaching the initial minimum tender condition of more than 50% as at January 21, 2008 the tender offer period was reopened under the same conditions until January 29 resulting in an ownership level of more than 95%. This allowed SAP to commence an immediate “squeeze-out” acquisition of the outstanding shares of the remaining shareholders. The acquisition cost in the amount of €4.2 billion net of cash has been financed partially by a syndicated bank loan.
The following table shows the components of our acquisition cost for Business Objects:

€ millions
Cost of shares outstanding	4,235
Cost of warrants outstanding	11
Cost of convertible bonds outstanding	541
Fair value of converted stock options	86
Acquisition related transaction cost (estimated)	23
Total	4,896
Cash acquired	716
Acquisition cost net of cash	4,180
As part of the business combination, we purchased all shares outstanding, warrants issued, and convertible bonds. The convertible bonds have been converted and the face value of the bond (€ 450 million) has been paid to SAP subsequently to the acquisition. In addition, SAP implemented a cash payment mechanism for certain employee stock based payment programs. The fair value of employee stock options assumed and awards exchanged was determined using a binomial based valuation model with the following assumptions: risk-free interest rate of 3.42%-3.74%, expected volatility of 29%, post vesting termination rate of 15%, and a dividend yield of 1.3%. For the purposes of purchase accounting we have used the cash offer price of € 42 for the valuation of the fair value of the exchanged Business Objects stock option awards. The fair value of unvested Business Objects options and restricted stock awards related to future service is being amortized on a straight-line basis over the remaining service period, while the value of vested options is included in the total purchase price. Acquisition related transaction costs include estimated investment banking fees, legal and accounting fees and other external costs directly related to the acquisition.
The assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their estimated fair values as of the acquisition date, January 21, 2008. The excess of the acquisition cost of the business combination over the estimated fair values of the identifiable net assets acquired has been recognized in goodwill. Factors that contributed to the recognition of goodwill of € 3.5 billion are expected synergies from combining the activities of the two groups as well as assets which cannot be recognized separately apart from goodwill because they are not identifiable (such as the quality and level of education of the workforce).
The following table shows the provisional allocation of the cost for Business Objects acquisition to the acquired net assets. The provisional allocation of the purchase price was based upon preliminary valuations and our estimates and assumptions are not yet finalized due to a review of assumption and information being evaluated. The primary areas of the purchase price allocation which might be subject to changes relate to intangible and fixed assets, the fair value of converted stock options, certain legal matters, income and non-income based taxes, and residual goodwill.

			Fair Value
			of assets
	Pre-		acquired
	acquisition		and
	carrying	Fair Value	liabilities
€ millions	amount	adjustment	assumed
Cash and cash equivalents	716	0	716
Financial assets	41	-27	14
Accounts receivable	345	0	345
Other assets	42	2	44
Property plant and equipment	48	7	55
Intangible assets	193	755	948
Goodwill	1,046	2,467	3,513
Current and deferred tax assets	95	10	105
Total Assets	2,526	3,214	5,740
Accounts payable	-25	0	-25
Loans and borrowings	-362	359	-3
Tax, deferred tax and related liabilities	-399	-41	-440
Other accrued liabilities and provisions	-348	54	-294
Deferred revenues	-270	188	-82
Total liabilities	-1,404	560	-844
Net assets			4,896
Acquisition cost			4,900
Cash acquired			716
Net cash outflow			4,184
The results of Business Objects have been included in the consolidated financial statements from the date of acquisition. In connection with the acquisition we will incur restructuring cost as a result of severance and relocation of workforce, the elimination of duplicate facilities, and contract terminations. Such costs will be recognized in profit and loss as incurred. If SAP had acquired Business Objects as of January 1, total revenues for the first half year are estimated to amount to € 5,373 million and net income € 638 million. The aforementioned pro forma figures have been prepared for comparative purposes only.
After elimination of Business Objects’ internal transactions, since acquisition Business Objects’ contribution to our profit, defined as the portion of profit ascribable to Business Objects after taxes, was € -128 million. This amount does not include revenue achieved by the SAP sales organization from the sale of Business Objects products or revenue from the sale of SAP products to Business Objects customers.
In addition to Business Objects we acquired some assets in June 2008 from Analytics Inc, of New Haven, Connecticut, in the United States, which constitute a business under IFRS 3.
We announced the following other acquisitions:

Estimated
		Acquired	Closing
Announced acquisitions		business	Date
Visiprise Inc., Alpharetta (GA), USA	Privately held entity specializing in manufacturing execution for the integrated enterprise	100% of shares	July 2008
Ness Technologies, Tel Aviv, Israel	Public entity (NASDAQ: NSTC) that is a global provider of IT services and solutions. Ness has sold the Israel sales and distribution division to SAP.	Asset Deal	July 2008

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
B. NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS
(5) Income Taxes

	Q2	H1	Q2	H1
€ millions, unless otherwise stated	2008	2008	2007	2007
Profit before income taxes	555	911	594	1,057
Income taxes	173	281	153	307
Effective tax rate	31.2%	30.8%	25.8%	29.0%
The effective tax rate for the second quarter of 2008 was 31.2% (second quarter 2007: 25.8%). Our reported income tax rate for the second quarter of 2008 was higher than that for the second quarter of 2007 because the income tax expense of the prior year was influenced by extraordinarily large nonrecurring effects.
(6) Earnings per Share

	Q2	H1	Q2	H1
	2008	2008	2007	2007
Profit attributable to equity holders of the parent	382	630	439	748
Weighted average number of shares in millions — basic	1,191	1,193	1,208	1,211
Dilutive effect of stock options/convertible bonds in millions	1	1	3	3
Weighted average number of shares in millions — diluted	1,192	1,194	1,211	1,214

Earnings per share — basic in €	0.32	0.53	0.36	0.62
Earnings per share — diluted in €	0.32	0.53	0.36	0.62
The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 44.8 million SAP common shares in the first six months of 2008 (Q2 2008: 44.8 million) and 38.5 million SAP common shares in the first six months of 2007 (Q2 2007: 38.5 million).
(7) Pension plans
The components of net periodic pension cost for our defined benefit plans including other post-employment benefit plans for the second quarter as well as for the first six months of 2008 and 2007 were as follows:

	Q2 2008			Q2 2007
€ millions	German	Foreign	Total	German	Foreign	Total
Service cost	0	10	10	1	9	10
Interest cost	3	4	7	3	3	6
Expected return on plan assets	-3	-5	-8	-3	-5	-8
Net periodic benefit cost	0	9	9	1	7	8

	H1 2008			H1 2007
€ millions	German	Foreign	Total	German	Foreign	Total
Service cost	1	19	20	2	20	22
Interest cost	7	7	14	6	6	12
Expected return on plan assets	-7	-10	-17	-6	-11	-17
Net periodic benefit cost	1	16	17	2	15	17
(8) Shareholders’ Equity
Subscribed Capital At June 30, 2008, SAP AG had 1,246,592,140 no-par common shares (31.December 2007: 1,267,258,408) issued with a calculated nominal value of €1 per share.
In the first six months of 2008, the number of common shares increased by 333,732, thereof in Q2 2008 67,179 shares (H1 2007: 493,352; Q2 2007: 474,760), which resulted from the exercise of awards granted under certain stock-based compensation programs.
Treasury Stock As of June 30, 2008, we had acquired 57.9 million of our own shares, representing €57.9 million or 4.6% of capital stock. In the first six months of 2008, 11.8 million (Q2: 3.8 million) shares were acquired under the buyback program at an average price of approximately €32.31 (Q2: €32.58) per share and 2.0 million (Q2: 0.2 million) shares were distributed at an average price of approximately €22.53 (Q2: €17.84) per share. The acquired shares represent €11.8 million (Q2: 3.8 million) or 0.95% (Q2: 0.31%) of capital stock. The distributed shares represent €2.0 million (Q2: € 0.3 million) or 0.16% (Q2: 0.02%) of capital stock. Although treasury stock is legally considered to be outstanding, we have no dividend or voting rights associated with treasury stock. In the first three months of the year no ADRs were purchased. The Company held no ADRs at June 30, 2008.
(9) Share-Based Compensation Plans
For a detailed description of our stock-based compensation plans, please see Note (27) of our consolidated financial statements which are included in SAP’s IFRS Financial Reports 2007.
The number of equity-settled options and convertible bonds outstanding related to our equity-classified awards is as follows:

	Number of equity-settled
	options and convertible bonds
	outstanding
Number in thousands	6/30/2008	12/31/2007
Stock Option Plan 2002	5,219	5,813
Long Term Incentive 2000 Plan (convertible bonds)	5,978	6,149
Long Term Incentive 2000 Plan (stock options)	837	879
Each stock option granted under the SAP SOP 2002 and the Long Term Incentive 2000 Plan entitles the holder to subscribe to four shares of the Company. Each convertible bond may be converted into four shares of the Company.
The allocations of expenses for share-based compensation to the various expense items are as follows:

	H1		H1%
€ millions	2008		2007	change
Cost of software and software-related services	4		4	0
Cost of professional services and other services	10		11	-9
Research and development	15		15	0
Sales and marketing	15		9	67
General and administration	8		10	-20
Other operating income/expense, net	0		0	0
Total Share-based Compensation	52	1)	49	6

1)	Included in the amount of share-based payments of €52 million are €22 million from our subsidiary Business Objects.

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
(C) ADDITIONAL INFORMATION
(10) Contingent Liabilities
A detailed description of our contingent liabilities is outlined in Note 22 of our 2007 Annual Report, called IFRS Financial Reports 2007. There have been no significant changes in contingent liabilities since our last annual balance sheet.
For contingent liabilities related to litigations, see Note 11.
(11) Litigation and Claims
Intellectual Property Litigation In September 2006, United States-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleged that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 sought unspecified monetary damages and permanent injunctive relief. In August 2007, SAP instituted legal proceedings in the United States against i2. In April 2008, SAP amended the complaint to add a third patent. SAP alleged, per the amended complaint, that i2’s products infringe one or more of the claims in each of three patents held by SAP. In its complaint, SAP sought unspecified monetary damages and permanent injunctive relief. In June 2008 SAP and i2 resolved this dispute. Among others the terms of the settlement agreement provide for a one-time cash payment from SAP to i2 of US$ 83.3 million and a license for SAP to all i2 patents.
In October 2006, United States-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. The Markman hearing was held in June 2007. The trial has been scheduled for October 2008.
In January 2007, Germany-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The infringement hearing has been re-scheduled for April 2009. The nullity hearing has been scheduled for January 2009.
In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (''Oracle’’) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). Oracle filed an amended complaint in June 2007 and a second amended complaint in July 2008. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, breach of contract, intentional and negligent interference with prospective economic advantage, trespass to chattels, unjust enrichment/restitution and for an accounting, and unfair competition. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their answer. The trial has been re-scheduled for February 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.
In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial has been scheduled for August 2009.
In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products and services infringe or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. A trial date has not yet been set.
In November 2007, United States-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. Among the defendants is

Business Objects which was sued by DSC prior to being acquired by SAP. DSC alleges that SAP’s products and services infringe one or more of the claims in one patent held by DSC. In its complaint, DSC seeks unspecified monetary damages and permanent injunctive relief. A trial date for both SAP and Business Objects has not yet been set.
In May 2008, United States-based InfoMentis, Inc. (''InfoMentis’’) instituted legal proceedings against SAP in the United States. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages and a permanent injunction. SAP has not yet responded to the complaint. No trial date has been set.
In August 2007, Canadian-based JuxtaComm, Inc. (JuxtaComm) instituted legal proceedings in the United States against Business Objects and several other defendants. JuxtaComm alleges that Business Objects’ products infringe one or more of the claims in one patent held by JuxtaComm. In its complaint, JuxtaComm seeks unspecified monetary damages and permanent injunctive relief. The trial has been scheduled for November 2009.
We will continue to vigorously defend against the claims. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims, will not have a material adverse effect, individually or in aggregate, on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.
Other Litigation In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Seureinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. The complaint was served with SAP in July 2008. In its complaint, Securinfo seeks damages of approximately €610 million plus interests.
In January 2008, United States-based Acorn Systems, Inc. (''Acorn’’) instituted legal proceedings in the United States against SAP. Acorn filed an amended complaint in March 2008. As amended, the lawsuit alleges breach of contract, fraud and fraudulent inducement, negligent misrepresentation, misappropriation of trade secrets, violations of the Texas Free Enterprise and Antitrust Act of 1983, and unfair competition. The lawsuit seeks unspecified monetary damages, although Acorn alleges in the complaint that it has suffered at least $116 million damages. In February 2008, SAP filed a response to the original complaint. No trial date has been set.
In March 2008, SAP instituted legal proceedings against Acorn in the Commercial Court of Brussels asking the Court to declare, inter alia, that SAP had not breached the contract, SAP did not commit fraud and that SAP had not misappropriated Acorn trade secrets. No hearing date has been set.
In April 2008, United States-based Wellogix, Inc. (''Wellogix’’) instituted legal proceedings in the United States against SAP as well as several other defendants. Wellogix alleges several causes of actions including, but not limited to, breach of joint venture/partnership agreement, breach of fiduciary duty, fraud, negligent misrepresentation, and misappropriation of confidential information. The lawsuit seeks unspecified monetary damages. SAP has not yet responded to the complaint. No trial date has been set.
We are also subject to a variety of other claims and suits, both intellectual property related and other, that arise from time to time in the ordinary course of our business including proceedings and claims that relate to companies we have acquired. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.
(12) Segment Information
For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments, refer to Note (28) to our

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
consolidated financial statements, which are included in our IFRS Financial Reports 2007. Starting in 2008 we have made the following changes within our internal management reporting system: Support revenues as a result of fair value accounting for Business Objects support contracts in conjunction with the acquisition of Business Objects that are not permitted to be reflected as revenues under U.S. GAAP and IFRS and acquisition-related charges are reflected differently than in 2007. They are eliminated from External revenues from reportable segments and Segment results. For comparison purposes the figures within the 2007 tables presented have also been adjusted.
The following tables present segment revenues and segment results as well as a reconciliation of total segment revenue and segment results to total consolidated revenue as reported in the consolidated statements of income and a reconciliation of total segment contribution to profit before income taxes as reported in the consolidated statements of income:
Q2 2008

€ millions	Product	Consulting	Training	Total
External revenue from reportable segment	2,022	738	148	2,908
Segment result	1,210	194	63	1,467
Depreciation and amortization directly attributable to each segment	-27	-10	-2
Q2 2007

€ millions	Product	Consulting	Training	Total
External revenue from reportable segment	1,708	586	122	2,416
Segment result	973	154	54	1,181
Depreciation and amortization directly attributable to each segment	-23	-8	-1
H1 2008

€ millions	Product	Consulting	Training	Total
External revenue from reportable segment	3,812	1,344	259	5,415
Segment result	2,131	337	108	2,576
Depreciation and amortization directly attributable to each segment	-54	-21	-3
H1 2007

€ millions	Product	Consulting	Training	Total
External revenue from reportable segment	3,217	1,126	230	4,573
Segment result	1,801	270	96	2,167
Depreciation and amortization directly attributable to each segment	-44	-15	-2

€ millions	Q2 2008	H1 2008	Q2 2007	H1 2007
External revenue from reportable segments	2,908	5,415	2,416	4,573
External revenue from services provided outside of the reportable segments	2	2	5	10
Total revenue Non-GAAP	2,910	5,417	2,421	4,583
Write down of support revenue	-52	-99	0	0
Total revenue U.S.GAAP	2,858	5,318	2,421	4,583
Difference U.S. GAAP – IFRS	3	6	3	7
Total revenue IFRS	2,861	5,324	2,424	4,590

Segment result	1,467	2,576	1,181	2,167
Development expense - Management view	-483	-929	-419	-821
Administration and other corporate expenses - Management view	-231	-395	-135	-256
Share-based compensation expenses	-42	-52	-33	-49
Non-GAAP operating income	711	1,200	594	1,041
Write down of support revenue	-52	-99	0	0
Acquisition-related charges	-66	-149	-13	-24
U.S. GAAP operating income	593	952	581	1,017
Difference U.S. GAAP – IFRS	-44	-44	-17	-23
IFRS operating income	549	908	564	994
Other non-operating income/expense, net	19	18	-4	-7
Financial income, net	-13	-15	34	70
Profit before income taxes	555	911	594	1,057
Other information
Depreciation and amortization directly attributable to each segment	-39	-78	-32	-61
Our management reporting system reports our inter-segment transfers as cost reduction and does not track them as internal revenues. Inter-segment transfers mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment transfers are charged based on internal cost rates including certain indirect overhead costs but without profit margin.
Segment results reflect operating expenses directly attributable or reasonably allocable to the segments. For management purposes, share-based compensation expense is not included in the segment result; therefore, it is not considered in the segment result presented above.
Geographic Information The following tables present external revenue and the number of employees by geographic region. The amounts for sales by destination are based on the location of customers.
Software revenue by sales destination

	Q2	H1	Q2	H1
€ millions	2008	2008	2007	2007
EMEA	444	736	351	587
Americas	305	523	259	507
Asia Pacific Japan	149	261	106	184
	898	1,520	716	1,278
Software and software-related service revenue by sales destination

	Q2	H1	Q2	H1
€ millions	2008	2008	2007	2007
Germany	353	655	319	591
Rest of EMEA	759	1,375	597	1,077
Total EMEA	1,112	2,030	916	1,668
United States	474	890	417	839
Rest of Americas	190	341	152	300
Total Americas	664	1,231	569	1,139
Japan	89	174	82	145
Rest of Asia Pacific Japan	199	369	140	274
Total Asia Pacific Japan	288	543	222	419
	2,064	3,804	1,707	3,226
Revenue by sales destination

	Q2	H1	Q2	H1
€ millions	2008	2008	2007	2007
Germany	524	977	454	863
Rest of EMEA	1,009	1,847	812	1,485
Total EMEA	1,533	2,824	1,266	2,348
United States	706	1,344	646	1,267
Rest of Americas	249	451	208	404
Total Americas	955	1,795	854	1,671
Japan	115	227	111	199
Rest of Asia Pacific Japan	258	478	193	372
Total Asia Pacific Japan	373	705	304	571
	2,861	5,324	2,424	4,590

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)
Headcount by region

Full-Time-Equivalents - from continuing operations	6/30/2008	12/31/2007
Germany	15,303	14,749
Rest of EMEA	11,260	8,931
Total EMEA	26,563	23,680
United States	9,405	7,948
Rest of Americas	4,491	2,797
Total Americas	13,896	10,745
Japan	1,477	1,344
Rest of Asia Pacific Japan	9,666	8,254
Total Asia Pacific Japan	11,143	9,598
Total	51,602	44,023
Headcount by functional area

Full-Time-Equivalents - from continuing operations	6/30/2008	12/31/2007
Software and software-related services	6,651	5,965
Professional services and other services	14,057	12,785
Research and development	15,148	12,951
Sales and marketing	10,815	8,310
General and administration	3,367	2,797
Infrastructure	1,564	1,215
Total	51,602	44,023
(13) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2007. We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period we had no material related party transactions likely to have a material effect on our business, financial position, or income.
We have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board amounting to a gross value of €62 million, and €63 million, at June 30, 2008, and December 31, 2007, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options.
For further information on related party transactions, refer to Note (30) in SAP’s consolidated financial statements, which are included in our IFRS Financial Reports 2007.

DECLARATION OF THE EXECUTIVE BOARD          31
DECLARATION OF THE EXECUTIVE BOARD
To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the condensed Consolidated Interim Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the group, and the interim Review of Group Operations includes a fair review of the development and performance of the business and the position of the group together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.
Walldorf, August 11, 2008
SAP AG
Walldorf, Baden
Executive Board

Léo Apotheker	Henning Kagermann

Werner Brandt	Erwin Gunst

Jim Hagemann Snabe	Claus Heinrich

Bill McDermott	Gerhard Oswald

John Schwarz	Peter Zencke

32	ADDITIONAL FINANCIAL INFORMATION
ADDITIONAL FINANCIAL INFORMATION
U.S. GAAP AND NON-GAAP FIANCIAL DATA (CONDENSED AND UNAUDITED)1
CONSOLIDATED INCOME STATEMENT,
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**),
Preliminary and unaudited

	Three months ended June 30,
	2008					2007			% change
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions, unless otherwise stated	GAAP*	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Software revenue	898	0	898	63	961	716	0	716	25	25	34
Support revenue	1,099	52	1,151	69	1,220	944	0	944	16	22	29
Subscription and other software-related service revenue	64	0	64	2	66	44	0	44	45	45	50
Software and software-related service revenue	2,061	52	2,113	134	2,247	1,704	0	1,704	21	24	32
Consulting revenue	628	0	628	39	667	556	0	556	13	13	20
Training revenue	114	0	114	7	121	104	0	104	10	10	16
Other service revenue	26	0	26	2	28	28	0	28	-7	-7	0
Professional services and other service revenue	768	0	768	48	816	688	0	688	12	12	19
Other revenue	29	0	29	2	31	29	0	29	0	0	7
Total revenue	2,858	52	2,910	184	3,094	2,421	0	2,421	18	20	28
Cost of software and software-related services	-418	45	-373			-305	11	-294	37	27
Cost of professional services and other services	-581	0	-581			-524	0	-524	11	11
Research and development	-421	1	-420			-353	1	-352	19	19
Sales and marketing	-681	20	-661			-535	1	-534	27	24
General and administration	-169	0	-169			-127	0	-127	33	33
Other operating income/expense, net	5	0	5			4	0	4	25	25
Total operating expenses	-2,265	66	-2,199	-121	-2,320	-1,840	13	-1,827	23	20	27
Operating income	593	118	711	63	774	581	13	594	2	20	30
Other non-operating income/expense, net	19	0	19			-4	0	-4	-575	-575
Financial income/expense, net	-13	0	-13			34	0	34	-138	-138
income taxes	599	118	717			611	13	624	-2	15
Income taxes	-188	-32	-220			-156	-5	-161	21	37
Minority interests	0	0	0			-2	0	-2	N/A	N/A
Income from continuing operations	411	86	497			453	8	461	-9	8
Loss from discontinued operations, net of tax	-3	0	-3			-4	0	-4	-25	-25
Net income	408	86	494			449	8	457	-9	8
Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.34		0.42			0.37		0.38	-8	11
EPS from continuing operations — diluted in €	0.34		0.42			0.37		0.38	-8	11
EPS from net income — basic in €	0.34		0.41			0.37		0.38	-8	8
EPS from net income — diluted in €	0.34		0.41			0.37		0.38	-8	8
Weighted average number of shares***	1,191		1,191			1,208		1,208
Key Ratios
Operating margin	20.7%		24.4%		25.0%	24.0%		24.5%	-3.3pp	-0.1pp	0.5pp
Effective tax rate from continuing operations	31.4%		30.7%			25.5%		25.8%

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Appendix for details

***	in millions, treasury stock excluded

[1]	See the explanatory note on page 3 of this Interim Report

CONSOLIDATED INCOME STATEMENT
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Six months ended June 30,
	2008					2007			change %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions, unless otherwise stated	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Software revenue	1,520	0	1,520	106	1,626	1,278	0	1,278	19	19	27
Support revenue	2,157	99	2,256	123	2,379	1,858	0	1,858	16	21	28
Subscription and other software-related service revenue	120	0	120	3	123	83	0	83	45	45	48
Software and software-related service revenue	3,797	99	3,896	232	4,128	3,219	0	3,219	18	21	28
Consulting revenue	1,215	0	1,215	71	1,286	1,074	0	1,074	13	13	20
Training revenue	218	0	218	13	231	198	0	198	10	10	17
Other service revenue	51	0	51	4	55	56	0	56	-9	-9	-2
Professional services and other service revenue	1,484	0	1,484	88	1,572	1,328	0	1,328	12	12	18
Other revenue	37	0	37	2	39	36	0	36	3	3	8
Total revenue	5,318	99	5,417	322	5,739	4,583	0	4,583	16	18	25
Cost of software and software-related services	-785	93	-692			-592	21	-571	33	21
Cost of professional services and other services	-1,148	0	-1,148			-1,029	0	-1,029	12	12
Research and development	-838	15	-823			-692	1	-691	21	19
Sales and marketing	-1,278	41	-1,237			-1,013	2	-1,011	26	22
General and administration	-321	0	-321			-246	0	-246	30	30
Other operating income/expense, net	4	0	4			6	0	6	-33	-33
Total operating expenses	-4,366	149	-4,217	-213	-4,430	-3,566	24	-3,542	22	19	25
Operating income	952	248	1,200	109	1,309	1,017	24	1,041	-6	15	26
Other non-operating income/expense, net	18	0	18			-7	0	-7	-357	-357
Financial income/expense, net	-15	0	-15			70	0	70	-121	-121
income taxes	955	248	1,203			1,080	24	1,104	-12	9
Income taxes	-297	-64	-361			-313	-9	-322	-5	12
Minority interests	0	0	0			-2	0	-2	N/A!	N/A
Income from continuing operations	658	184	842			765	15	780	-14	8
Loss from discontinued operations, net of tax	-8	0	-8			-6	0	-6	33	33
Net income	650	184	834			759	15	774	-14	8
Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.55		0.71			0.63		0.64	-13	11
EPS from continuing operations — diluted in €	0.55		0.71			0.63		0.64	-13	11
EPS from net income — basic in €	0.54		0.70			0.63		0.64	-14	9
EPS from net income — diluted in €	0.54		0.70			0.63		0.64	-14	9
Weighted average number of shares***	1,194		1,194			1,211		1,211
Key Ratios
Operating margin	17.9%		22.2%		22.8%	22.2%		22.7%	-4.3pp	-0.5pp	0.1pp
Effective tax rate from continuing operations	31.1%		30.0%			29.0%		29.2%

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Appendix for details

***	in millions, treasury stock excluded

34	ADDITIONAL FINANCIAL INFORMATION
Revenue in U.S. Dollars
Preliminary and unaudited

	Three months ended June 30,
	Software Revenue			Software and Software-Related Service Revenue
	2008	2007	% change	2008	2007	% change
U.S. GAAP Revenue in € millions	898	716	25%	2,061	1,704	21%
Respective Measure in U.S. $ millions	1,397	961	45%	3,214	2,293	40%
Adjustment* in U.S. $ millions	0	0	—	81	0	—
Non-GAAP Revenue in U.S. $ millions	1,397	961	45%	3,295	2,293	44%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules.

	Six months ended June 30,
	Software Revenue			Software and Software-Related Service Revenue
	2008	2007	% change	2008	2007	% change
U.S. GAAP Revenue in € millions	1,520	1,278	19%	3,797	3,219	18%
Respective Measure in U.S. $ millions	2,355	1,704	38%	5,844	4,286	36%
Adjustment* in U.S. $ millions	0	0	—	154	0	—
Non-GAAP Revenue in U.S. $ millions	2,355	1,704	38%	5,998	4,286	40%

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)
Preliminary and unaudited

€ millions	June 30, 2008	December 31, 2007
Assets
Cash and cash equivalents	1,411	1,608
Restricted cash	3	550
Short-term investments	99	598
Accounts receivable, net	2,874	2,895
Other assets	513	541
Deferred income taxes	148	125
Prepaid expenses/deferred charges	143	76
Assets classified as held for disposal	15	15
Current assets	5,206	6,408
Goodwill	4,911	1,423
Intangible assets, net	1,200	403
Property, plant, and equipment, net	1,359	1,316
Investments	101	89
Accounts receivable, net	2	3
Other assets	646	555
Deferred income taxes	160	146
Prepaid expenses/deferred charges	26	23
Noncurrent assets	8,405	3,958

Total assets	13,611	10,366

€ millions	June 30, 2008	December 31, 2007
Liabilities, Minority interests and Shareholders’ equity
Accounts payable	654	715
Income tax obligations	377	341
Other liabilities	1,287	1,456
Provisions	203	154
Deferred income taxes	53	47
Deferred income	1,396	477
Liabilities associated with assets classified as held for disposal	11	9
Current liabilities	3,981	3,199
Accounts payable	5	10
Income tax obligations	98	90
Other liabilities	2,691	79
Provisions	429	369
Deferred income taxes	176	73
Deferred income	37	42
Noncurrent liabilities	3,436	663
Total liabilities	7,417	3,862
Minority interests	2	1
Common stock, no par value	1,246	1,246
Treasury stock	-2,044	-1,734
Additional paid-in capital	342	347
Retained earnings	7,214	7,159
Accumulated other comprehensive loss	-566	-515
Shareholders’ equity	6,192	6,503

Total liabilities, Minority interests and Shareholders’ equity	13,611	10,366
Days Sales Outstanding	68	66

36	ADDITIONAL FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP), Preliminary and unaudited

	Six months ended June 30,
€ millions	2008	2007
Net income	650	759
Net loss from discontinued operations	8	6
Minority interests	0	2
Income from continuing operations before minority interests	658	767
Adjustments to reconcile income from continuing operations before minority interests to net cash provided by operating activities:
Depreciation and amortization	271	120
Losses from equity investees	1	1
Losses on disposal of intangible assets and property, plant, and equipment	1	0
Gains on disposal of investments	-9	-2
Writeups/downs of financial assets	0	0
Allowances for doubtful accounts	35	0
Impacts of hedging for cash-settled share-based payment plans	12	13
Stock-based compensation including income tax benefits	14	10
Excess tax benefit from share-based compensation	-8	0
Deferred income taxes	-44	1
Change in accounts receivable	225	153
Change in other assets	-65	-309
Change in accrued and other liabilities	-626	-484
Change in deferred income	906	754
Net cash provided by operating activities from continuing operations	1,371	1,024
Acquisition of minority interests in subsidiaries	0	-48
Business combinations, net of cash and cash equivalents acquired	-3,689	-345
Repayment of acquirees’ debt in business combinations	-450	0
Purchase of intangible assets and property, plant, and equipment	-171	-196
Proceeds from disposal of intangible assets and property, plant, and equipment	20	12
Cash transferred to restricted cash	-451	0
Reduction of restricted cash	1,000	0
Purchase of investments	-14	-512
Sales of investments	504	538
Purchase of other financial assets	-7	-7
Sales of other financial assets	7	7
Net cash used in investing activities from continuing operations	-3,251	-551
Dividends paid	-594	-556
Purchase of treasury stock	-383	-506
Proceeds from reissuance of treasury stock	45	42
Proceeds from issuance of common stock (share-based compensation)	8	13
Excess tax benefit from share-based compensation	8	0
Proceeds from short-term and long-term debt	3,859	18
Repayments of short-term and long-term debt	-1,260	-13
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	66	75
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-55	0
Net cash used in financing activities from continuing operations	1,694	-927
Effect of foreign exchange rates on cash and cash equivalents	-3	-7
Net cash used in operating activities from discontinued operations	-8	-8
Net cash used in investing activities from discontinued operations	0	0
Net cash used in financing activities from discontinued operations	0	0
Net cash used in discontinued operations	-8	-8
Net change in cash and cash equivalents	-197	-469
Cash and cash equivalents at the beginning of the period	1,608	2,399
Cash and cash equivalents at the end of the period	1,411	1,930

REVENUE BY REGION
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Three months ended June 30,
	2008					2007			% change
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Software revenue by region***
EMEA	444	0	444	14	458	350	0	350	27	27	31
Americas	306	0	306	38	344	259	0	259	18	18	33
Asia Pacific Japan	148	0	148	11	159	107	0	107	38	38	49
Total	898	0	898	63	961	716	0	716	25	25	34
Software and software-related service revenue by region***
Germany	353	2	355	0	355	319	0	319	11	11	11
Rest of EMEA	758	20	778	29	807	597	0	597	27	30	35
Total EMEA	1,111	22	1,133	29	1,162	916	0	916	21	24	27
United States	472	24	496	79	575	415	0	415	14	20	39
Rest of Americas	190	2	192	8	200	152	0	152	25	26	32
Total Americas	662	26	688	87	775	567	0	567	17	21	37
Japan	89	1	90	0	90	82	0	82	9	10	10
Rest of Asia Pacific Japan	199	3	202	18	220	139	0	139	43	45	58
Total Asia Pacific Japan	288	4	292	18	310	221	0	221	30	32	40
Total	2,061	52	2,113	134	2,247	1,704	0	1,704	21	24	32
Total revenue by region***
Germany	524	2	526	0	526	454	0	454	15	16	16
Rest of EMEA	1,009	20	1,029	36	1,065	812	0	812	24	27	31
Total EMEA	1,533	22	1,555	36	1,591	1,266	0	1,266	21	23	26
United States	703	24	727	116	843	643	0	643	9	13	31
Rest of Americas	249	2	251	10	261	208	0	208	20	21	25
Total Americas	952	26	978	126	1,104	851	0	851	12	15	30
Japan	115	1	116	0	116	111	0	111	4	5	5
Rest of Asia Pacific Japan	258	3	261	22	283	193	0	193	34	35	47
Total Asia Pacific Japan	373	4	377	22	399	304	0	304	23	24	31
Total	2,858	52	2,910	184	3,094	2,421	0	2,421	18	20	28

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period

***	based on customer location

38	ADDITIONAL FINANCIAL INFORMATION
REVENUE BY REGION
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Six months ended June 30,
	2008					2007			% change
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Software revenue by region***
EMEA	736	0	736	24	760	587	0	587	25	25	29
Americas	523	0	523	65	588	507	0	507	3	3	16
Asia Pacific Japan	261	0	261	17	278	184	0	184	42	42	51

Total	1,520	0	1,520	106	1,626	1,278	0	1,278	19	19	27
Software and software-related service revenue by region***
Germany	655	3	658	0	658	590	0	590	11	12	12
Rest of EMEA	1,374	37	1,411	50	1,461	1,077	0	1,077	28	31	36
Total EMEA	2,029	40	2,069	50	2,119	1,667	0	1,667	22	24	27
United States	885	48	933	144	1,077	834	0	834	6	12	29
Rest of Americas	340	4	344	10	354	300	0	300	13	15	18
Total Americas	1,225	52	1,277	154	1,431	1,134	0	1,134	8	13	26
Japan	175	2	177	1	178	144	0	144	22	23	24
Rest of Asia Pacific Japan	368	5	373	27	400	274	0	274	34	36	46
Total Asia Pacific Japan	543	7	550	28	578	418	0	418	30	32	38
Total	3,797	99	3,896	232	4,128	3,219	0	3,219	18	21	28
Total revenue by region***
Germany	977	3	980	0	980	862	0	862	13	14	14
Rest of EMEA	1,846	37	1,883	63	1,946	1,485	0	1,485	24	27	31
Total EMEA	2,823	40	2,863	63	2,926	2,347	0	2,347	20	22	25
United States	1,338	48	1,386	213	1,599	1,262	0	1,262	6	10	27
Rest of Americas	451	4	455	12	467	404	0	404	12	13	16
Total Americas	1,789	52	1,841	225	2,066	1,666	0	1,666	7	11	24
Japan	227	2	229	1	230	199	0	199	14	15	16
Rest of Asia Pacific Japan	479	5	484	33	517	371	0	371	29	30	39
Total Asia Pacific Japan	706	7	713	34	747	570	0	570	24	25	31
Total	5,318	99	5,417	322	5,739	4,583	0	4,583	16	18	25

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period

***	based on customer location

SHARE-BASED COMPENSATION
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

	Six months ended June 30,
€ millions	2008	2007	% change
Share-based compensation per expense line item
(both U.S. GAAP and non-GAAP):
Cost of software and software-related services	4	4	0%
Cost of professional services and other services	10	11	-9%
Research and development	15	15	0%
Sales and marketing	15	9	67%
General and administration	8	10	-20%
Other operating income/expense, net	0	0	0%
Total Share-Based Compensation	52	49	6%

FREE CASH FLOW
Preliminary and unaudited

	Six months ended June 30,
€ millions	2008	2007	% change
Net cash provided by operating activities from continuing operations	1,371	1,024	34%
Purchase of long-lived assets excluding additions from business combinations	-171	-196	-13%
Free Cash Flow	1,200	828	45%
HEADCOUNT
Preliminary and unaudited

in Full-Time-Equivalents - from continuing operations	June 30, 2008	December 31, 2007	June 30, 2007
Headcount by Region
Germany	15,303	14,749	14,395
Rest of EMEA	11,235	8,905	8,641
Total EMEA	26,538	23,654	23,036
United States	9,293	7,832	7,594
Rest of Americas	4,491	2,797	2,547
Total Americas	13,784	10,629	10,141
Japan	1,477	1,344	1,267
Rest of Asia Pacific Japan	9,648	8,234	7,292
Total Asia Pacific Japan	11,125	9,578	8,559
Total	51,447	43,861	41,736
Headcount by Functional Area
Software and software related services	6,517	5,831	5,494
Professional services and other services	14,057	12,785	12,268
Research and development	15,148	12,951	12,330
Sales and marketing	10,794	8,282	7,865
General and administration	3,367	2,797	2,635
Infrastructure	1,564	1,215	1,144
Total	51,447	43,861	41,736

40	ADDITIONAL FINANCIAL INFORMATION
MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

€ millions, unless stated otherwise	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Software revenue (U.S. GAAP)	898	622	1,415	714	716	562
Revenue adjustment*	0	0	0	0	0	0
Software revenue (non-GAAP)	898	622	1,415	714	716	562
Support revenue (U.S. GAAP)	1,099	1,058	1,005	975	944	914
Revenue adjustment*	52	47	0	0	0	0
Support revenue (non-GAAP)	1,151	1,105	1,005	975	944	914
Subscription and other software-related service revenue (U.S. GAAP)	64	56	53	46	44	39
Revenue adjustment*	0	0	0	0	0	0
Subscription and other software-related service revenue (non-GAAP)	64	56	53	46	44	39
Software and software-related service revenue (U.S. GAAP)	2,061	1,736	2,473	1,735	1,704	1,515
Revenue adjustment*	52	47	0	0	0	0
Software and software-related service revenue (non-GAAP)	2,113	1,783	2,473	1,735	1,704	1,515
Total revenue (U.S. GAAP)	2,858	2,460	3,240	2,419	2,421	2,162
Revenue adjustment*	52	47	0	0	0	0
Total revenue (non-GAAP)	2,910	2,507	3,240	2,419	2,421	2,162
Operating income (U.S. GAAP)	593	359	1,109	606	581	436
Revenue adjustment*	52	47	0	0	0	0
Expense adjustment*	66	83	19	18	13	11
Operating income (non-GAAP)	711	489	1,128	624	594	447
Operating margin (U.S. GAAP)	20.7%	14.6%	34.2%	25.1%	24.0%	20.2%
Operating margin (non-GAAP)	24.4%	19.5%	34.8%	25.8%	24.5%	20.7%
Effective tax rate from continuing operations (non-GAAP)	30.7%	29.0%	33.8%	35.1%	25.8%	33.5%
EPS from continuing operations— basic in € (U.S. GAAP)	0.34	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations— diluted in € (U.S. GAAP)	0.34	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations— basic in € (non-GAAP)	0.42	0.29	0.64	0.35	0.38	0.26
EPS from continuing operations— diluted in € (non-GAAP)	0.42	0.29	0.64	0.35	0.38	0.26
Headcount**	51,447	51,274	43,861	42,601	41,736	40,318

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	in Full-Time Equivalents from—continuing operations

ADDITIONAL FINANCIAL INFORMATION      41
EXPLANATIONS REGARDING NON-GAAP MEASURES
This report discloses certain financial measures, such as non-GAAP revenues, non-GAAP operating income, non-GAAP operating margin, free cash flow, constant currency period-over-period changes in revenue and operating income as well as U.S. dollar based revenue numbers that are not prepared in accordance with U.S. GAAP or IFRS Standards and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS. The section above called ‘U.S. GAAP and non-GAAP Financial Data (Condensed and Unaudited)’ reconciles our non-GAAP financial measures to the corresponding U.S. GAAP measures. On page 42 and 45 of this Interim Report we show the reconciliation from these U.S. GAAP measures to the corresponding IFRS measures.
NON-GAAP REVENUES, NON-GAAP OPERATING INCOME AND NON-GAAP OPERATING MARGIN
We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business — in addition to financial data prepared in accordance with U.S. GAAP or IFRS. Beginning in 2008 we use both non-GAAP revenues and non-GAAP operating income / non-GAAP operating margin as defined below consistently in our planning, forecasting, reporting, compensation and external communication.
Non-GAAP revenue: Revenues in this document identified as “non-GAAP revenue” have been adjusted from the respective U.S. GAAP and IFRS numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects S.A. had it remained a stand-alone entity but are not permitted to be reflected as revenues under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP and IFRS we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP and IFRS support revenues, our U.S. GAAP and IFRS software and software-related service revenues and our U.S. GAAP and IFRS total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance as the support contracts are typically one-year contracts and renewals of these contracts are expected to result in revenues that are not impacted by the business combination-related fair value accounting.
We believe that our non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and IFRS.
Non-GAAP operating income / Non-GAAP operating margin: Operating income and operating margin in this document identified as “non-GAAP operating income” or “non-GAAP operating margin” have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP and IFRS (for IFRS it is in addition to the differences between U.S. GAAP and IFRS) by including the full amount of Business Objects support revenues to be included in non-GAAP revenue and by excluding acquisition-related charges. Acquisition related charges in this context comprise:
▪	Amortization expense of intangibles acquired in business combinations and standalone acquisitions of intellectual property

▪	Expense from purchased in-process research and development

▪	Restructuring expenses as far as incurred in connection with a business combinations and accounted for under SFAS 146 in SAP’s U.S. GAAP financial statements
Although acquisition-related charges include recurring items from past acquisitions such as amortization of acquired intangible assets, they also include an unknown component relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.

42	ADDITIONAL FINANCIAL INFORMATION
We believe that our non-GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP operating income / non-GAAP operating margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our non-GAAP operating income / non-GAAP operating margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and IFRS.
FREE CASH FLOW
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
CONSTANT CURRENCY NON GAAP FINANCIAL MEASURES
We believe it is important for investors to have information that provides insight into our sales and operative results. Revenue and income measures determined under U.S. GAAP or IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. Our above described non-GAAP financial measures are used as a starting point for the constant currency year-over-year changes. We calculate non-GAAP-constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on non-GAAP constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of currency adjusted non-GAAP revenues and income measures to the identification and analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both currency adjusted non-GAAP revenues and income measures on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS.
U.S. DOLLAR-BASED NON-GAAP REVENUE MEASURES
Our U.S. dollar Non-GAAP Revenue numbers are determined as if SAP’s reporting currency was the U.S. dollar. The reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the U.S. with the U.S. Securities and Exchange Commission (SEC) is the euro. Additionally, our U.S. dollar non-GAAP Revenue numbers have been adjusted from the respective U.S. GAAP revenue numbers by the same support revenue fair value adjustment than our non-GAAP-revenue numbers explained above.
SAP’s management uses our U.S. dollar non-GAAP Revenue numbers to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP Revenue numbers have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and Euro-based U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP Revenue numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and IFRS and reported in Euro.

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP AND THEIR EFFECT ON SAP’S FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2008
SAP prepares financial statements in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP) and the International Financial Reporting Standards (IFRS). In our financial statements, we have exercised discretions available to issuers in ways that maximize the consistency between our U.S. GAAP and IFRS numbers and avoid many of the differences between the two sets of standards. For example, our revenue recognition was the same under U.S. GAAP and IFRS.
However, some requirements for reporting under U.S. GAAP and IFRS are irreconcilably different, leading to unavoidably different numbers or presentation. The aspects where we were unable to avoid differences are:
Acquisition-related restructuring expense In certain circumstances, U.S. GAAP requires that restructuring expense incurred in connection with a business combination be shown as an assumed liability, and therefore it does not normally affect income. However, this restructuring expense must be shown as a current expense under IFRS. In the first six months, our restructuring expenses (including, among others, adjustments to the carrying amounts of fixed assets) resulted in €15 million more operating expense under IFRS than under U.S. GAAP.
Acquired in-process research and development Under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life. In the first half of 2008, this resulted in €11 million less operating expense under IFRS than under U.S. GAAP.
Discontinued operations Our U.S. GAAP income statement shows the revenue and income of our TomorrowNow subsidiary’s activities separately because we plan to discontinue its operation. IFRS does not allow us to show them separately because TomorrowNow is not a material operation. This leads to the only difference between our disclosures of revenue under U.S. GAAP and IFRS, because whereas we include TomorrowNow revenue of €6 million in our IFRS income statement for the first half of 2008, we disclose it as income from discontinued operations in our corresponding U.S. GAAP income statement. Similarly, in our U.S. GAAP income statement we do not include €21 million expenses relating to discontinued operations as operating expenses but under income from discontinued operations. Consequently, these expenses affect our IFRS operating profit but not our U.S. GAAP operating income.
Provisions for litigation costs Under U.S. GAAP, we report attorneys’ fees and other legal costs associated with litigation and claims when we incur them. Under IFRS, where appropriate and except to the extent it is probable we will recover them, we include an estimated amount for the litigation costs in a provision we create for the litigation. As a result of this difference, we include a €25 million expense in our IFRS financial statements for the first half of 2008 that we do not include in our U.S. GAAP figures for the period.
Deferred taxes Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

44	ADDITIONAL FINANCIAL INFORMATION
RECONSILIATION OF FIGURES OF THE CONSOLIDATED INCOME STATEMENT, SECOND QUARTER
(IFRS and U.S. GAAP)

	2008			2007			% change
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue	898	0	898	716	0	716	25	25
Support revenue	1,101	-2	1,099	947	-3	944	16	16
Subscription and other software-related service revenue	65	-1	64	44	0	44	48	45
Software and software-related service revenue	2,064	-3	2,061	1,707	-3	1,704	21	21
Consulting revenue	627	1	628	555	1	556	13	13
Training revenue	115	-1	114	105	-1	104	10	10
Other service revenue	26	0	26	28	0	28	-7	-7
Professional services and other service revenue	768	0	768	688	0	688	12	12
Other revenue	29	0	29	29	0	29	0	0
Total revenue	2,861	-3	2,858	2,424	-3	2,421	18	18
Cost of software and software-related services	-455	37	-418	-323	18	-305	41	37
Cost of professional services and other services	-582	1	-581	-524	0	-524	11	11
Research and development	-421	0	-421	-354	1	-353	19	19
Sales and marketing	-682	1	-681	-538	3	-535	27	27
General and administration	-169	0	-169	-125	-2	-127	35	33
Other operating income/expense, net	-3	8	5	4	0	4	-175	25
Total operating expenses	-2,312	47	-2,265	-1,860	20	-1,840	24	23
Operating income	549	44	593	564	17	581	-3	2
Other non-operating income/expense, net	19	0	19	-4	0	-4	-575	-575
Financial income/expense, net	-13	0	-13	34	0	34	-138	-138
Income from continuing operations before income taxes	555	44	599	594	17	611	-7	-2
Income taxes	-173	-15	-188	-153	-3	-156	13	21
Minority interests	0	0	0	-2	0	-2	N/A	N/A
Income from continuing operations	382	29	411	439	14	453	-13	-9
Loss from discontinued operations, net of tax	0	-3	-3	0	-4	-4	N/A	-25
Net income	382	26	408	439	10	449	-13	-9
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.32	0.02	0.34	0.36	0.01	0.37	-11	-8
EPS from continuing operations — diluted in €	0.32	0.02	0.34	0.36	0.01	0.37	-11	-8
EPS from net income — basic in €	0.32	0.02	0.34	0.36	0.01	0.37	-11	-8
EPS from net income — diluted in €	0.32	0.02	0.34	0.36	0.01	0.37	-11	-8
Weighted average number of shares*	1,191	0	1,191	1,208	0	1,208	0	0
Key Ratios
Operating margin	19.2%	1.5pp	20.7%	23.3%	0.7pp	24.0%	-4.1pp	-3.3pp
Effective tax rate from continuing operations	31.2%	0.2pp	31.4%	25.8%	-0.3pp	25.5%

*	in millions, treasury stock excluded

RECONSILIATION OF FIGURES OF THE CONSOLIDATED INCOME STATEMENT SIX MONTHS ENDED JUNE 30
(IFRS and U.S. GAAP)

	2008			2007			% change
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue	1,520	0	1,520	1,278	0	1,278	19	19
Support revenue	2,164	-7	2,157	1,865	-7	1,858	16	16
Subscription and other software-related service revenue	120	0	120	83	0	83	45	45
Software and software-related service revenue	3,804	-7	3,797	3,226	-7	3,219	18	18
Consulting revenue	1,215	0	1,215	1,074	0	1,074	13	13
Training revenue	218	0	218	198	0	198	10	10
Other service revenue	51	0	51	56	0	56	-9	-9
Professional services and other service revenue	1,484	0	1,484	1,328	0	1,328	12	12
Other revenue	36	1	37	36	0	36	0	3
Total revenue	5,324	-6	5,318	4,590	-7	4,583	16	16
Cost of software and software-related services	-831	46	-785	-616	24	-592	35	33
Cost of professional services and other services	-1,150	2	-1,148	-1,029	0	-1,029	12	12
Research and development	-826	-12	-838	-694	2	-692	19	21
Sales and marketing	-1,280	2	-1,278	-1,020	7	-1,013	25	26
General and administration	-321	0	-321	-243	-3	-246	32	30
Other operating income/expense, net	-8	12	4	6	0	6	-233	-33
Total operating expenses	-4,416	50	-4,366	-3,596	30	-3,566	23	22
Operating income	908	44	952	994	23	1,017	-9	-6
Other non-operating income/expense, net	18	0	18	-7	0	-7	-357	-357
Financial income/expense, net	-15	0	-15	70	0	70	-121	-121
Income from continuing operations before income taxes	911	44	955	1,057	23	1,080	-14	-12
Income taxes	-281	-16	-297	-307	-6	-313	-8	-5
Minority interests	0	0	0	-2	0	-2	N/A	N/A
Income from continuing operations	630	28	658	748	17	765	-16	-14
Loss from discontinued operations, net of tax	0	-8	-8	0	-6	-6	N/A	33
Net income	630	20	650	748	11	759	-16	-14
Earnings per share (EPS)
EPS from continuing operations – basic in €	0.53	0.02	0.55	0.62	0.01	0.63	-15	-13
EPS from continuing operations – diluted in €	0.53	0.02	0.55	0.62	0.01	0.63	-15	-13
EPS from net income – basic in €	0.53	0.01	0.54	0.62	0.01	0.63	-15	-14
EPS from net income – diluted in €	0.53	0.01	0.54	0.62	0.01	0.63	-15	-14
Weighted average number of shares*	1,194	0	1,194	1,211	0	1,211	0	0
Key Ratios
Operating margin	17.1%	0.8pp	17.9%	21.7%	0.5pp	22.2%	-4.6pp	-4.3pp
Effective tax rate from continuing operations	30.8%	0.3pp	31.1%	29.0%	0.0pp	29.0%

*	in millions, treasury stock excluded

46	ADDITIONAL FINANCIAL INFORMATION

REVENUE BY REGION SECOND QUARTER
(IFRS and U.S. GAAP)

	2008			2007			% change
		IFRS vs.			IFRS vs.
		U.S.GAAP			U.S.GAAP			U.S.
€ millions	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	GAAP
Software revenue by region*
EMEA	444	0	444	351	-1	350	26	27
Americas	305	1	306	259	0	259	18	18
Asia Pacific Japan	149	-1	148	106	1	107	41	38
Total	898	0	898	716	0	716	25	25
Software and software-related service revenue by region*
Germany	353	0	353	319	0	319	11	11
Rest of EMEA	759	-1	758	597	0	597	27	27
Total EMEA	1,112	-1	1,111	916	0	916	21	21
United States	474	-2	472	417	-2	415	14	14
Rest of Americas	190	0	190	152	0	152	25	25
Total Americas	664	-2	662	569	-2	567	17	17
Japan	89	0	89	82	0	82	9	9
Rest of Asia Pacific Japan	199	0	199	140	-1	139	42	43
Total Asia Pacific Japan	288	0	288	222	-1	221	30	30
Total	2,064	-3	2,061	1,707	-3	1,704	21	21
Total revenue by region*
Germany	524	0	524	454	0	454	15	15
Rest of EMEA	1,009	0	1,009	812	0	812	24	24
Total EMEA	1,533	0	1,533	1,266	0	1,266	21	21
United States	706	-3	703	646	-3	643	9	9
Rest of Americas	249	0	249	208	0	208	20	20
Total Americas	955	-3	952	854	-3	851	12	12
Japan	115	0	115	111	0	111	4	4
Rest of Asia Pacific Japan	258	0	258	193	0	193	34	34
Total Asia Pacific Japan	373	0	373	304	0	304	23	23
Total	2,861	-3	2,858	2,424	-3	2,421	18	18

*	based on customer location

REVENUE BY REGION SIX MONTHS ENDED JUNE 30
(IFRS and U.S. GAAP)

	2008			2007			% change
		IFRS vs.			IFRS vs.
		U.S.GAAP			U.S.GAAP			U.S.
€ millions	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	GAAP
Software revenue by region*
EMEA	736	0	736	587	0	587	25	25
Americas	523	0	523	507	0	507	3	3
Asia Pacific Japan	261	0	261	184	0	184	42	42
Total	1,520	0	1,520	1,278	0	1,278	19	19
Software and software-related service revenue by region*
Germany	655	0	655	591	-1	590	11	11
Rest of EMEA	1,375	-1	1,374	1,077	0	1,077	28	28
Total EMEA	2,030	-1	2,029	1,668	-1	1,667	22	22
United States	890	-5	885	839	-5	834	6	6
Rest of Americas	341	-1	340	300	0	300	14	13
Total Americas	1,231	-6	1,225	1,139	-5	1,134	8	8
Japan	174	1	175	145	-1	144	20	22
Rest of Asia Pacific Japan	369	-1	368	274	0	274	35	34
Total Asia Pacific Japan	543	0	543	419	-1	418	30	30
Total	3,804	-7	3,797	3,226	-7	3,219	18	18
Total revenue by region*
Germany	977	0	977	863	-1	862	13	13
Rest of EMEA	1,847	-1	1,846	1,485	0	1,485	24	24
Total EMEA	2,824	-1	2,823	2,348	-1	2,347	20	20
United States	1,344	-6	1,338	1,267	-5	1,262	6	6
Rest of Americas	451	0	451	404	0	404	12	12
Total Americas	1,795	-6	1,789	1,671	-5	1,666	7	7
Japan	227	0	227	199	0	199	14	14
Rest of Asia Pacific Japan	478	1	479	372	-1	371	28	29
Total Asia Pacific Japan	705	1	706	571	-1	570	23	24
Total	5,324	-6	5,318	4,590	-7	4,583	16	16

*	based on customer location

ADDITIONAL INFORMATION
FINANCIAL CALENDAR
October 28, 2008
Third quarter 2008,
Preliminary Earnings Release, telephone conference
January 29, 2009
Full year 2008, Preliminary Earnings Release,
analyst conference
April 29, 2009
First quarter 2009,
Preliminary Earnings Release, telephone conference
May 19, 2009
Annual General Meeting of Shareholders,
Mannheim, Germany
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